Exhibit 1

22 February 2018

BRITISH AMERICAN TOBACCO p.l.c.

PRELIMINARY ANNOUNCEMENT – YEAR ENDED 31 DECEMBER 2017

TRANSFORMATIONAL DEAL MARKS A RECORD YEAR
KEY FINANCIALS	2017		2016	Change
	Current	Constant		Current	Constant
	rates	rates*		rates	rates*
Revenue	£20,292m		£14,751m	+37.6%
Adjusted, organic revenue*	£15,712m	£15,173m	£14,751m	+6.5%	+2.9%
Profit from operations	£6,476m		£4,655m	+39.1%
Adjusted, organic profit from operations*	£5,910m	£5,683m	£5,480m	+7.8%	+3.7%
Diluted earnings per share	1,830.0p		249.2p	+634%
Adjusted diluted earnings per share*	284.4p	272.1p	247.5p	+14.9%	+9.9%
Dividend per share	195.2p		169.4p	+15.2%
*The non-GAAP measures, before adjusting items, the use of organic measures and constant currencies, are not defined by IFRS and are further discussed on page 21 and 22.

FULL YEAR HIGHLIGHTS

•

Successfully completed the acquisition of Reynolds American Inc. (RAI/Reynolds American) on 25 July 2017 for a total consideration of £41.8 billion in a combination of cash and ordinary shares to become the world’s leading international tobacco and Next Generation Products (NGP) business.

•

Continued roll-out and investment in the development of NGPs, with the national roll-out in Japan of our tobacco heating product (THP), glo achieving 3.6% national share as well as launches in five new markets combined with the continued growth of our vapour portfolio.

•	Volume of cigarettes and THPs grew by 3.2%, driven by the acquisition of RAI, and fell on an organic basis by 2.6%, outperforming the market which declined by an estimated 3.5%.
•

The Group’s cigarette market share grew 40 basis points (bps), driven by the Global Drive Brand (GDB) portfolio, with volume up 7.6% on an organic basis with market share up, excluding the US, by 110 bps.

•

Group revenue grew 37.6%, with profit from operations up 39.1%, due to the acquisition of RAI, improved revenue from the NGP portfolio, pricing and a translational foreign exchange tailwind due to the relative weakness of sterling.

•	Adjusted, organic revenue grew 6.5% or 2.9% at constant rates of exchange, driven by pricing and the performance of NGP.
•	Adjusted, organic profit from operations at current rates was up 7.8% or 3.7% at constant rates.
•	Operating margin, at current rates, was ahead of 2016 by 30 bps at 31.9%, by 270 bps on an adjusted basis, or 40 bps on an adjusted organic basis.
•

Diluted earnings per share increased by over 600% largely due to a gain of £23.3 billion related to the acquisition of RAI (see page 12) and a deferred tax credit of £9.6 billion from the revaluation of the net deferred tax liability arising on the acquisition net assets to the 21% federal tax rate in the US (described on page 11). On an adjusted basis the increase was 14.9%, or 9.9% on an adjusted, constant rate basis.

•	Dividend per share increased 15.2% to 195.2p, payable in four quarterly dividend payments of 48.8p per share. An additional dividend of 43.6p was also paid in February 2018 – see page 35.

Key Market offtake share, as independently measured by AC Nielsen, and as share of retail for the US business. All variances in this document are based upon the absolute number.

Richard Burrows, Chairman, commenting on the year ended 31 December 2017

“The transformational deal to acquire RAI marked a record year in 2017. The Group continued to deliver on its commitment to high single figure constant currency earnings growth, substantially reinforced the long-term sustainability of that growth with the largest acquisition of a tobacco company ever completed and achieved significant success in its Next Generation Products business. This is an exciting time for the Group and the Board has confidence in the Group’s ability to continue delivering sustainable growth in the years to come.”

CHIEF EXECUTIVE’S REVIEW

The Group delivered another set of strong financial results in 2017, despite a challenging trading environment. Following the transformational deal in July 2017, these results benefit from the acquisition of RAI while also demonstrating the strength of the organic business.

The Group has delivered outstanding returns to shareholders for many years. We recognise that the tobacco and nicotine industry has entered a dynamic period of change. Increased public health awareness, new societal attitudes and rapid developments in new technologies have all combined to create a unique opportunity to accelerate the delivery of our long-held ambition to provide our consumers with less risky tobacco and nicotine choices.

Since 2012, together with RAI, we have invested approximately US$2.5 billion in the growth of our Next Generation Product (NGP) business – comprising vapour and tobacco heating products (THPs).  Following the acquisition of RAI, not only have we become the world’s leading vapour company, we have also significantly increased the size of our existing oral tobacco and nicotine business with the addition of leading snus and moist snuff brands in the US. Collectively, we refer to these products as our potentially reduced-risk products.

Our investments are now coming to fruition and, recognising that not all consumers are the same, we now have an unrivalled range of exciting and innovative products across the potentially reduced-risk categories – including vapour, THPs, oral tobacco, tobacco-free nicotine pouches and moist snuff. With the increased size and scale coming from RAI, we are clear leaders in the potentially reduced-risk product space and we are confident of leading the NGP category. This year we generated revenue from NGP of £397 million. On a full year basis including the contribution from RAI, this would have been approximately £500 million and we expect this to double in 2018 to £1 billion, rising to more than £5 billion in 2022.

New Strategic Portfolio of brands

In light of the evolution of the business, with the addition of leading brands in the US, as well as the growing importance and progress of our potentially reduced-risk products, we have taken the opportunity to establish a new portfolio of priority brands – which we will in future refer to as our Strategic Portfolio.

This Strategic Portfolio comprises our existing GDBs, combined with RAI’s Strategic Brands (Camel, Newport and Natural American Spirit). Also included is our portfolio of potentially reduced-risk products, including our key oral tobacco brands and NGP brands in vapour and THP. Further details can be found on page 29.

From 2018, the Group will introduce a new metric called Revenue Growth of our Strategic Portfolio, replacing the Global Drive Brand (GDB) & Key Strategic Brand (KSB) volume growth metric. To provide the comparator against which 2018 will be measured, Revenue of our Strategic Portfolio in 2017 would have been £16,711 million assuming we had consolidated RAI for a full 12 months and after recognising the impact of implementing the new accounting requirements of IFRS 15.

Strong results across our portfolio of products

Notwithstanding the good progress we are making with our potentially reduced-risk products, combustible cigarette products remain at the core of our business - delivering growth today and providing the funds required for investing in the future. I am therefore pleased that 2017 saw the Group yet again deliver another good performance.

The Group’s cigarette market share in its Key Markets continued to grow strongly (up 40 bps). This was powered by another excellent performance by our GDBs, which grew 110 bps (ex US) and now account for more than 50% of Group cigarette and THP volume outside the US. Over the year, market share in the US also grew strongly and was up 20 bps, with the RAI Strategic Brands growing 40 bps.

Total Group cigarette and THP volume grew 3.2% to 686 billion or, on an organic basis fell 2.6%, outperforming the industry which was estimated to have declined by around 3.5%.

In 2017, we also made excellent progress with our NGP business. Our flagship THP, glo, first launched in Japan in December 2016, reached 3.6% market share by the end of 2017 – having been rolled out nationally from October 2017. Since then, 50% of the overall category growth in Japan has been from glo – demonstrating its strong consumer appeal in a very short period. Good initial progress is also being made in our other launch markets of South Korea, Russia, Canada, Romania and Switzerland.

Chief Executive’s review cont…

In the vapour category, Vype is now present in 9 markets1 and we remain market leader in the UK, with Vype and Ten Motives combined delivering around 40% share of measured retail in December 2017. We also lead the vapour category in Poland. In the US, the Vuse range of products continues to have a significant presence in the market. We see the rapidly developing vapour category, as a whole, contributing significantly to our long-term growth ambitions in NGPs.

The Group’s financial performance was positively impacted by the accounting for the acquisition of RAI and the subsequent US tax reforms. These drove diluted earnings per share up by over 600% to 1,830.0p. However, while trading conditions remain challenging in a number of markets, including ad hoc excise increases and increasing illicit consumption, 2017 again saw the Group deliver on its high single-digit earnings growth commitment on an adjusted basis, increasing adjusted diluted earnings per share by 14.9% to 284.4p, or 9.9% at constant rates of exchange.

Continued confidence in future growth

The Group’s results in 2017 are testament to our commitment to delivering strong results for shareholders whilst at the same time investing substantially in the long-term future of the business. Following our acquisition of RAI, and the progress we are making with NGPs, we can now accelerate our ambition to transform tobacco. With the right people, products and strategy we are ideally positioned to deliver greater choice for our consumers, potential benefits for society as a whole and long-term sustainable value for shareholders.

21 February 2018

Nicandro Durante

Summary performance (extract)

The Group’s results in 2017 include a number of significant items, mainly arising from the acquisition of RAI and the US tax reforms. The following table has been provided to assist the interpretation of the financial statements in the understanding of the Group, including the impact of the above-mentioned items, the relative weakness of sterling and other adjusting items and acquisitions, which are discussed on pages 21 to 26 and reconciled on page 23.

Extract of performance – key financial measures

	Cigs and THP volume	Revenue	Profit from operations	Associates	Tax
	Bn sticks	£m	£m	£m	£m
Total Group	686	20,292	6,476	24,209	8,113
Movement on prior year	+3.2%	+37.6%	+39.1%

Impact of RAI acquisition	(36)	(4,211)	(1,318)	(23,288)	706
RAI adjusting items	-	-	763
RAI adjusted performance	(36)	(4,211)	(2,081)
Deferred tax credit from US tax reform					(9,620)
Other impact of US tax reform					34
Other adjusting items		(258)	754	91	(634)
	650	15,823	5,912	1,012	(1,401)
Other exchange		(545)	(227)
Other acquisitions	(3)	(105)	(2)
Adjusted organic, at constant rates of exchange	647	15,173	5,683
Movement on prior year	-2.6%	+2.9%	+3.7%

1  Vype is available in 9 markets and in duty free via our Global Travel Retail business

REGIONAL REVIEW

This review presents the performance of the regions and markets, including before adjusting items, as explained on pages 21 to 22 and excluding the impact of movements on foreign exchange on the reported results.  However, as explained on page 22, the Group does not adjust for transactional gains or losses in profit from operations which are generated by exchange rate movements. Revenue, profit from operations, adjusted profit from operations at constant rates of exchange and volume are as follows:

	Revenue		Profit from operations		Adjusted profit from operations @ constant rates		Volume
	2017	2016	2017	2016	2017	2016	2017	2016
	£m	£m	£m	£m	£m	£m	Bns	Bns

US1	4,211	-	1,318	-	1,980	-	36	-
Asia-Pacific	4,509	4,266	1,638	1,432	1,674	1,630	193	196
Americas	3,125	2,868	1,147	1,017	1,288	1,172	107	113
Western Europe	4,532	3,867	1,127	1,044	1,458	1,389	122	120
EEMEA	3,915	3,750	1,246	1,182	1,265	1,289	228	236
Other (including Fox River)	-	-	-	(20)	-	-
Total cigarettes and THP							686	665
Total organic					5,683	5,480	647	665
Total	20,292	14,751	6,476	4,655	7,665	5,480	714	689

The Group delivered another year of growth in the organic financial results, which were supplemented by the acquisition of RAI. Market share continued to grow based on the performance of the Global Drive Brand portfolio.

Revenue increased by 37.6%. This was driven by the inclusion of RAI from the acquisition date (£4,211 million), pricing, the growth of the NGP portfolio and the translational foreign exchange tailwind benefiting the reported results due to the relative weakness of sterling against the Group’s operating currencies. Revenue also included products manufactured by third parties under short-term arrangements. Such bought-in products increase both cost of sales and revenue, due to the treatment of excise, for the period of the short-term arrangement. After adjusting for this impact, which distorts revenue growth and operating margin, adjusting for acquisitions and the effect of exchange on the reported result, on an organic, adjusted constant currency basis, revenue was up by 2.9%.

Our NGP business grew across both the heated tobacco and vapour categories.  glo is present in six markets, and achieved approximately 3.6% market share in Japan following the national roll out in October 2017. Vype, which is present in 9 markets and via duty free, and Ten Motives represent the two fastest growing vapour brands in the UK. The NGP portfolio contributed £397 million of revenue (including THP: £223 million, Vapour: £173 million), at current rates of exchange, which includes the revenue from RAI brands since the acquisition date. On a 12-month basis, including a full year’s revenue from RAI, revenue from NGP would have been approximately £500 million.

Profit from operations was up 39.1% at £6,476 million. Adjusted, organic profit from operations (see page 23) at constant rates of exchange was 3.7% higher at £5,683 million.

Group volume from subsidiaries was 686 billion (including 2 billion of THP volume), an increase of 3.2% against the previous year, due to the inclusion of RAI volume. Volume was down 2.6% on an organic basis. Organic volume growth in Bangladesh, Nigeria, the Gulf Cooperation Council (GCC) and Turkey was more than offset by industry volume decline, in particular in Ukraine, Brazil, South Africa and Russia, driven by excise increases and illicit trade growth.

1 All financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the US business or RAI (and/or the RAI Group). For the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (IFRS). To the extent any such financial information provided in this preliminary announcement relates to the US business or RAI (and/or the RAI Group) it is provided as an explanation of the US business’s or RAI’s (and/or the RAI Group’s) primary U.S. GAAP based financial statements and information.

Unless otherwise stated, volume throughout this preliminary announcement refers to sum of cigarette volume and volume from THP sticks.

Regional review cont…

Market share in the Group’s key markets increased 40 bps. This was driven by the growth from the GDB portfolio, including THP, with market share, excluding the US, up a total of 110 bps, on volume that grew 7.6% on an organic basis:

•

Dunhill’s overall market share was down 10 bps with volume lower by 5.9%, driven by the economic slowdown impacting consumers’ disposable income in Indonesia and continued down-trading in Malaysia, and GCC, and industry contraction in South Korea;

•	Kent volume increased by 11.2%, with market share up 30 bps, driven by Japan, due to the success of glo, Turkey and Brazil, offsetting a decline in Iran;
•	Lucky Strike grew market share and volume by 20 bps and 12.2% respectively, with growth in Indonesia and Spain more than offsetting reductions in Argentina and Egypt;
•	Pall Mall market share grew 20 bps, with volume up 14.8%, or 6.4% on an organic basis, as growth in GCC, Nigeria and Poland more than offset declines in Chile and Russia; and
•	Rothmans’ volume increased 14.3%, with market share up 40 bps, driven by Russia, Poland, Nigeria and Colombia, offsetting lower volume in Kazakhstan and Egypt.

The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure in place during 2017.

United States:

The 57.8% of RAI not already owned was acquired by the Group, with an effective date of 25 July 2017.  From that date, the Group consolidates the results of RAI as a wholly owned subsidiary. The following analysis describes the performance of the United States region, being the historic RAI organisation, from the acquisition date. No comparison to prior year volume or profit from operations is provided, as prior to the acquisition date the results were recorded, in accordance with IFRS, as an associate.

In the period since acquisition, cigarette volume was 36 billion, outperforming the industry with total cigarette market share at 34.7%, up 20 bps on 2016. Newport and Natural American Spirit continued to grow market share driven by the investment into the trade and, together, they are the fastest growing premium brands on the market. Camel market share increased due to the performance of the menthol range. Pall Mall market share was lower due to price competition in the value for money category. Combined, the US drive brands grew market share in 2017 by 40 bps.

Volume of moist snuff was equivalent to 3.2 billion sticks in the period since acquisition.  Total moist market share was up 100 bps on 2016 to 34.4%, primarily due to the performance of Grizzly, benefiting from its strength in the pouch and wintergreen categories, as well as the recent national expansion of its Dark Select style and limited edition packaging.

Revenue was £4,211 million and profit from operations was £1,318 million in the period since acquisition. Profit from operations was impacted by the United States’ FDA user fees of £62 million and product liability defence costs of £59 million. Additionally, £865 million was incurred as part of the State Settlement Agreements, with £109 million credits recognised as part of the non-participating manufacturers (NPM) adjustment claims.

The United States business also incurred other costs that meet the Group’s definition of adjusting items, including the Engle progeny cases, tobacco related or other litigation and other costs associated with the integration with the rest of the Group. Adjusted profit from operations, at constant rates, was £1,980 million for the period since acquisition.

Regional review cont…

Eastern Europe, Middle East and Africa (EEMEA):

Volume, in 2017, was 228 billion, a decline of 3.4% on the prior year, as higher volume in Nigeria, GCC, Turkey, and Algeria was more than offset by reductions in Ukraine, South Africa, Russia and Iran.  Market share was up 30 bps as growth in Russia and Turkey, driven by Rothmans and Kent, and GCC, more than offset a lower market share in South Africa.

Revenue was up 4.4% at £3,915 million as pricing in a number of markets, including Ukraine, Turkey and Iran, and the impact of the devaluation in sterling, more than offset the decline in volume in the region and down-trading in both Russia (due to competitive pricing in the low segment) and GCC (following the increase in excise).  On a constant currency basis, adjusted revenue was up 0.6% at £3,773 million.

Profit from operations was 5.4% higher in 2017, at £1,246 million, driven by the growth in revenue and the foreign exchange tailwind due to the devaluation of sterling. Excluding adjusting items and the impact of exchange on the regional performance, adjusted profit from operations at constant rates of exchange fell by 1.9%, to £1,265 million, as the impact of the excise change in GCC, down-trading in Russia and continued transactional foreign exchange headwinds on cost of sales more than offset the growth in Ukraine, Iran and Algeria.

Asia-Pacific (ASPAC):

Volume was lower in 2017 (down 1.3% at 193 billion). glo was launched nationally in Japan and South Korea, performing well with national market share in Japan reaching 3.6% in December 2017. Volume from glo and cigarette volume growth in Bangladesh was more than offset by the lower combustible volume in Japan and industry volume decline in Malaysia, Pakistan and South Korea.  Market share was higher, up 60 bps, with growth in Bangladesh, Japan, Pakistan and Australia, driven by Lucky Strike, Pall Mall and Rothmans, more than offsetting lower market share in Malaysia and Indonesia, which was due to down-trading.

In 2017, revenue was up by 5.7% at £4,509 million due to the combination of volume and pricing, notably in Bangladesh, Australia and New Zealand, revenue from glo following the roll-out and subsequent growth in Japan and South Korea, and the positive impact of the devaluation in sterling on the reported results. This more than offset the impact of down-trading in Malaysia and the industry contraction combined with growth in illicit trade in Pakistan. Excluding the positive currency effect, on a constant exchange rate basis, adjusted revenue increased by 1.3% to £4,320 million.

Profit from operations was 14.4% higher in 2017 at £1,638 million, as the growth in revenue, and transactional foreign exchange tailwinds notably due to the relative movements in the US dollar and euro against the Japanese yen, were partly offset by the investment behind glo in Japan and South Korea and negative mix effects from down-trading in Malaysia.

Excluding adjusting items, which mainly related to the Malaysian factory closure and the amortisation of trademarks, and the impact of exchange rate movements on the reported results, adjusted profit from operations on a constant currency basis was up 2.7% at £1,674 million.

Regional review cont…

Americas:

Volume was 5.0% lower in 2017 at 107 billion, as growth in Mexico was more than offset by the difficult economic conditions which led to continued down-trading and industry contraction in Brazil and Argentina, and the growth of illicit trade in Chile. Market share was flat as the combined growth in Mexico, Argentina, Colombia and Chile offset Brazil, which was lower despite the continued success of Minister and Kent (following the migration from Free).

Revenue grew by 9.0% in 2017, to £3,125 million. This was driven by pricing across the region, with revenue higher in Canada, Mexico, Chile and Colombia, more than offsetting a decline in Brazil and in Venezuela, as the deterioration in the exchange rate more than offset higher pricing due to local inflation. On a constant rate basis, adjusted revenue was up 10.8% at £3,178 million.

Profit from operations increased by 12.8%, to £1,147million. This was mainly due to the growth in revenue noted above. Excluding adjusting items, that largely relate to the amortisation of acquired trademarks, and the impact of currency, adjusted profit from operations at constant rates increased by 9.9% to £1,288 million.

Western Europe:

In 2017, volume was 122 billion, an increase on 2016 of 1.7%. This was driven by the contribution from the tobacco assets of Bulgartabac Holding AD (Bulgartabac) in Bulgaria and Fabrika Duhana Sarajevo (FDS) in Bosnia, acquired in the year, and higher volume in Spain, Romania, Portugal, Poland and Hungary, which more than offset lower volume in Italy and Greece.  On an organic basis, volume fell 0.8%.

Market share was up 30 bps, driven by Germany, Spain, Romania and Poland largely due to the performance of Rothmans, Pall Mall and Lucky Strike.

Revenue grew by 17.2% to £4,532 million, as the positive effect of acquisitions in the year and higher revenue in Germany, Romania, and Spain offset a decline in the UK due to aggressive pricing in the market and lower revenue in Italy and France. Excluding excise on goods acquired under short-term contract manufacturing arrangements and the uplift from acquisitions, on an adjusted, constant rate basis, revenue was up 0.9%.

Profit from operations grew 8.0% in 2017 to £1,127 million, due to improved revenue and devaluation in sterling, with profit from operations up in Germany, Romania, Denmark and Spain. This was partly offset by the costs of the ongoing closure of the factory in Germany and impairment of certain assets related to a third-party distributor (Agrokor) in Croatia, the partial absorption of excise in France, investment behind NGP in the UK and lower profit from operations in Belgium and Netherlands. Excluding the adjusting items (including Agrokor, factory closure costs and trademark amortisation) and the impact of foreign exchange, adjusted profit from operations on an organic, constant rate basis increased by 4.9% to £1,456 million.

Regional review cont…

The following includes a summary of the Group’s key performance measures as reconciled between reported information and non-GAAP information on page 23.

REGIONAL INFORMATION	US	Asia‑Pacific	Americas	Western Europe	EEMEA	Non- tobacco litigation	Total

SUBSIDIARIES
Volume - cigarette and THP (billions)
2017	36	193	107	122	228		686
2017 (organic)	-	193	107	119	228		647
2016	-	196	113	120	236		665
Change	nm	-1.3%	-5.0%	+1.7%	-3.4%		+3.2%
Change (organic)	nm	-1.3%	-5.0%	-0.8%	-3.4%		-2.6%

Revenue (£m)
2017 (at current)	4,211	4,509	3,125	4,532	3,915		20,292
2016	-	4,266	2,868	3,867	3,750		14,751
Change (at current)	nm	+5.7%	+9.0%	+17.2%	+4.4%		+37.6%

Adjusted Revenue (£m)
2017 (at current)	4,211	4,509	3,125	4,274	3,915		20,034
2017 (at constant)	4,006	4,320	3,178	4,007	3,773		19,284
2017 (organic, at constant)	-	4,320	3,178	3,902	3,773		15,173
2016	-	4,266	2,868	3,867	3,750		14,751
Change (organic, at constant)	-	+1.3%	+10.8%	+0.9%	+0.6%		+2.9%

Profit from operations (£m)
2017 (at current)	1,318	1,638	1,147	1,127	1,246	-	6,476
2016	-	1,432	1,017	1,044	1,182	(20)	4,655
Change (at current)	nm	14.4%	12.8%	8.0%	5.4%		+39.1%

Adjusted profit from operations (£m)
2017 (at current)	2,081	1,755	1,256	1,562	1,339		7,993
2017 (at constant)	1,980	1,674	1,288	1,458	1,265		7,665
2017 (organic, at current)	-	1,755	1,256	1,560	1,339		5,910
2017 (organic, at constant)	-	1,674	1,288	1,456	1,265		5,683
2016	-	1,630	1,172	1,389	1,289		5,480
Change (organic, at current)	-	+7.7%	+7.1%	+12.3%	+3.9%		+7.8%
Change (organic, at constant)	-	+2.7%	+9.9%	+4.9%	-1.9%		+3.7%

Operating margin (%)
2017 (at current)	31.3%	36.3%	36.7%	24.9%	31.8%		31.9%
2016	-	33.6%	35.5%	27.0%	31.5%		31.6%

Adjusted operating margin based on adjusted revenue and adjusted profit from operations (%)
2017 (at current)	49.4%	38.9%	40.2%	36.5%	34.2%		39.9%
2016	-	38.2%	40.9%	35.9%	34.4%		37.2%

All variances quoted above are based upon absolute numbers.

Organic volume change excludes the volume from brands acquired from RAI, Bulgartabac and FDS during the review period. The financial impact of the acquisitions have been excluded to present an adjusted organic revenue and adjusted organic profit from operations.

Adjusted revenue excludes excise included in goods acquired from a third party under short term arrangements, and then passed on to customers, due to the distorting nature to revenue and operating margin.

Regional review cont…
REGIONAL INFORMATION
	US	Asia-Pacific	Americas	Western Europe	EEMEA	Total
ASSOCIATES AND JOINT VENTURES
Share of post-tax results of associates and joint ventures (£m)
2017 (at current)	23,819	411	-	(23)	2	24,209
2016	1,880	342	-	3	2	2,227

Share of adjusted post-tax results of associates and joint ventures (£m)
2017 (at current)	624	382	-	4	2	1,012
2017 (at constant)	593	352	-	4	2	951
2016	991	331	-	3	2	1,327

GROUP
For the year ended 31 December	Total

Statutory effective tax rate (%)
2017 (at current)	(27.4)%
2016 (at current)	22.5%

Underlying tax rate of subsidiaries (%)^
2017 (at current)	29.7%
2016 (at current)	29.8%

Diluted earnings per share (pence)
2017 (at current)	1,830.0
2016	249.2
Change (at current)	+634%

Adjusted diluted earnings per share (pence)
2017 (at current)	284.4
2017 (at constant)	272.1
2016	247.5
Change (at current)	+14.9%
Change (at constant)	+9.9%

^ The underlying tax rate of subsidiaries is a non-GAAP measure, and is discussed on page 11. This measure excludes the share of associates’ and joint ventures’ post tax profit and adjusting items.

FINANCIAL INFORMATION AND OTHER

NET FINANCE COSTS

Net finance costs were £1,094 million, compared to £637 million in 2016. The movement is principally due to additional interest charges following the increased level of borrowings (up £29,955 million) driven by debt to finance the acquisition of RAI, and the RAI legacy debt subsequently consolidated into the Group results.

After adjusting for the items mentioned below, net adjusted finance costs, as reconciled below, increased by £360 million.

Net finance costs comprise:

	2017	2016
	£m	£m

Finance costs	(1,197)	(681)
Finance income	103	44
Net finance costs	(1,094)	(637)

Less: adjusting items	205	108
Acquisition of RAI, see below	153	-
Interest on adjusting tax payables, see below	43	25
Hedge ineffectiveness, see below	9	(18)
Make-whole provision re early redemption of bond, see below	-	101

Net adjusted finance costs	(889)	(529)

Comprising:
Interest payable	(1,094)	(650)
Interest and dividend income	84	68
Fair value changes - derivatives	149	458
Exchange differences	(28)	(405)

Net adjusted finance costs	(889)	(529)

In 2017, the Group incurred £153 million of pre-financing costs, as described on page 31 related to the acquisition of the shares not already owned by the Group in RAI. As this related to the acquisition, and will not repeat, the costs have been treated as an adjusting item.

In 2017, the Group incurred interest on adjusting tax payables of £43 million, including interest of £25 million (2016: £25 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO), as described on page 39.

In 2016, the Group redeemed a US$700 million bond, prior to its original maturity date of 15 November 2018, undertaken to manage the Group’s debt maturity profile, manage future refinancing risk and reduce the on-going interest expense. This led to an expense in the year of £101 million which was treated as an adjusting item. Also in 2016, the Group experienced significant hedge ineffectiveness on its external swaps, driven by the market volatility following the referendum regarding “Brexit”. The gain, in 2016, of £18 million, which partially reversed in 2017 (£9 million charge) has been deemed to be adjusting as it is not representative of the underlying performance of the business.

The above have been included in the adjusted earnings per share calculation on page 34.

RESULTS OF ASSOCIATES

The Group’s share of post-tax results of associates increased by £21,982 million to £24,209 million. This was driven by the recognition of a gain of £23,288 million arising on the acquisition of RAI, as the Group is deemed to have disposed of an associate and acquired a subsidiary. The Group’s share of the adjusted post-tax results of associates fell by 23.7% to £1,012 million, or by 28.3% to £951 million at constant rates of exchange.

The adjusted contribution from RAI as an associate relates to the period prior to 25 July 2017 only, and consequently decreased by 37.0% to £624 million, or by 40.1% at constant rates of exchange. The Group’s adjusted contribution from its main associate in India, ITC, was £376 million, up 16.7%. At constant rates of exchange, the contribution would have been 7.5% higher than last year. See pages 26 for the adjusting items.

TAXATION
	2017	2016
	£m	£m
UK
- current year tax	26	7
Overseas
- current year tax expense	1,615	1,382
- adjustment in respect of prior periods	2	13
Current tax	1,643	1,402
Deferred tax	(9,756)	4
	(8,113)	1,406
Adjusting items (see below)	10,220	67
Adjusted tax charge	2,107	1,473

The tax charge in the Income Statement was a credit of £8,113 million. This was largely due to the impact of the change in the Federal tax rates in the United States which led to a credit of £9.6 billion related to revaluing the net deferred tax liabilities arising on the net assets accounted for as part of the RAI transaction. The tax rates in the Income Statement are therefore a credit of 27.4% in 2017, against a charge in 2016 of 22.5%.  These are also affected by the inclusion of adjusting items and the associates’ post-tax profit in the Group’s pre-tax results. Excluding these items and the deferred tax credit in 2017, the underlying tax rate for subsidiaries was 29.7% in 2017 (2016: 29.8%).

IFRS requires entities to provide deferred taxation on the undistributed earnings of associates and joint ventures. From the date of the acquisition of the remaining shares in RAI not already owned by the Group, the Group consolidates the results of RAI as a wholly owned subsidiary and as such the deferred tax liability of £180 million on unremitted earnings of RAI as an associate has been released to the Income Statement, and treated as an adjusting item. In 2016, the Group’s share of the gain on the divestiture of intangibles and other assets by RAI to Japan Tobacco International was £941 million. Given that the profit on this item is recognised as an adjusting item by the Group, the additional deferred tax charge of £61 million on the potential distribution of these undistributed earnings was also treated as adjusting.

The adjusting tax item also includes £454 million (2016: £128 million) in respect of the tax on adjusting items, see pages 24 to 25. Please refer to page 39 for the FII GLO update.

CASH FLOW AND NET DEBT

In the Group cash flow statement, prepared in accordance with IFRS and presented on page 20, net cash generated from operating activities grew by 16.0% to £5,347 million largely due to the cash generated by RAI post the acquisition, the profit from operations earned in the period from the rest of the Group (as discussed on pages 6 to 7) and a reduction in inventories. This more than offset an increase in receivables, reduction in trade and other payables, the payment of the 2017 liability related to the Master Settlement Agreement (MSA) in the United States and the final quarterly payments in relation to the Quebec Class Action.

Excluding the effect of adjusting items, and excluding interest, net capital expenditure, dividends paid to non-controlling-interests and dividends from associates, the Group generated £3,282 million cash from operations, an increase on 2016 of 5.4% and marginally higher than 2016 on a constant rate basis. This increase was after the early payment of the 2017 MSA liability, which is deductible for tax purposes at the 2017 tax rates. Excluding the timing of this payment, adjusted cash generated from operations would have increased by approximately 45%.

Based upon net cash generated from operating activities, the Group’s conversion rate decreased from 99% to 83% in 2017. Excluding the impact of adjusting items and investments in such items as capital expenditure which will deliver profitable returns in future periods, operating cash flow conversion (based upon adjusted profit from operations) fell from 93% to 79%. After adjusting for the timing of the payment of the 2017 MSA liability, operating cash flow conversion would have been 96%, ahead of 2016 (93%) and reflective of the Group’s ability to deliver cash from the operating performance of the business.

After taking account of other changes, including the additional borrowing to acquire the remaining shares in RAI, as described on page 31, the payment of the prior year final dividend and the 2017 interim dividend (£3,465 million, up £555 million on prior year) and exchange rate movements, total borrowings were £49,450 million, an increase of £29,955 million on 2016, with closing net debt up £28,804 million at £45,571 million (2016: £16,767 million).

REGIONAL STRUCTURE AND MANAGEMENT BOARD

During 2017, the Group announced the appointments of Jack Bowles as Chief Operating Officer with responsibility for the International (non-US) business, effective 1 October 2017, and Ricardo Oberlander as President and CEO of RAI, effective 1 January 2018.

The Group also announced a simplification of the regional structure, with effect from 1 January 2018, as follows:

•	United States, comprising the RAI group of companies in the United States;
•	Americas and Sub-Saharan Africa (AmSSA) which includes Canada, Central America and the Caribbean, South America, East & Central Africa, West Africa and South Africa;
•	Europe and North Africa (ENA) which includes Europe, Russia, Ukraine, Caucasus, Central Asia, Belarus, Egypt, Morocco and Turkey; and
•	Asia-Pacific and Middle East (APME), which includes Japan and North Asia, Malaysia, Southern Asia, Indonesia, Australasia, the GCC and Iran.

As these are effective from 1 January 2018, the Group has provided revenue and profit from operations (including adjusted revenue and adjusted profit from operations) as related to 2017 as part of an additional disclosure on page 28.

BOARD CHANGES

With effect from the conclusion of the Annual General Meeting on 25 April 2018:

•	Ann Godbehere who has served as a Non-Executive Director since October 2011 and is a member of the Nominations and Remuneration Committees; and
•	Dr Pedro Malan who has served as a Non-Executive Director since February 2015 and is a member of the Nominations and Audit Committees,

will retire from the Board.

UPDATE ON INVESTIGATION INTO MISCONDUCT ALLEGATIONS

As previously reported, we are investigating, through external legal advisers, allegations of misconduct and have been liaising with the UK’s Serious Fraud Office (“SFO”) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. We are co-operating with the SFO’s investigation. A sub-Committee of the Board has oversight of these matters, providing support for the investigation between Board meetings.

UPDATE ON QUEBEC CLASS ACTION

On 27 October 2015, the Quebec Court of Appeal made an Order for Security in the amount of CAD$984 million, of which Imperial Tobacco Canada’s (“ITCAN”) share was CAD$758 million paid in seven equal quarterly instalments. ITCAN appealed the substantive decision awarding CAD$15.6 billion to the plaintiffs, of which ITCAN’s share was CAD$10.4 billion. This appeal was heard by a panel of five judges of the Quebec Court of Appeal on 21-25 November 2016 with a decision pending. As at the date of this release, no judgment has been made.

RISKS AND UNCERTAINTIES

During the year, the Directors carried out a robust assessment of the principal risks and uncertainties facing the Group, including those that would threaten its business model, future performance, solvency, liquidity and viability. As part of that assessment, the Board reviewed the risk related to the development and commercialisation of NGPs and now considers this to be a principal risk.

The principal Group risks and applicable sub-categories are summarised under the headings of:

•	Competition from illicit trade;
•	Tobacco and nicotine regulation inhibits growth strategy;
•	Significant excise increases or structure changes;
•	Litigation related to product liability and regulatory action;
•	Geopolitical tensions;
•	Inability to obtain price increases and impact of increases on consumer affordability thresholds;
•	Disputed taxes, interest and penalties;
•	Market size reduction and consumer down-trading;
•	Foreign exchange rate exposures;
•	Injury, illness or death in the workplace;
•	Failure to successfully develop and commercialise Next Generation Products;
•	Solvency and liquidity.

Full details of all principal risks will be included in the Annual Report and Form 20-F for the year ended 31 December 2017.

GOING CONCERN

A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, are set out in this announcement.  Further information will be provided in the Strategic Report and in the notes to the financial statements, all of which will be included in the 2017 Annual Report and Form 20-F.

The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least the next 12 months. This, together with the ability to generate cash from trading activities, the performance of the Group’s Global Drive Brands, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budget, plans and financing arrangements for the next three years, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

DIRECTORS’ RESPONSIBILITY STATEMENT

The responsibility statement set out below is solely for the purpose of complying with Disclosure Guidance and Transparency Rule 6.3.5R.  This statement relates to and is extracted from the 2017 Annual Report.  Responsibility is for the full 2017 Annual Report and not the extracted information presented in this Preliminary Announcement.  We confirm that to the best of our knowledge:

•

the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

•

the Strategic Report and the Directors’ Report include a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

This responsibility statement has been approved and is signed by order of the Board by:

Richard Burrows	Ben Stevens
Chairman	Finance Director

21 February 2018

ENQUIRIES:
INVESTOR RELATIONS:		PRESS OFFICE:
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GROUP INCOME STATEMENT
For the year ended 31 December
	2017	2016
	£m	£m
Revenue [1]	20,292	14,751
Raw materials and consumables used	(4,520)	(3,777)
Changes in inventories of finished goods and work in progress	(513)	44
Employee benefit costs	(2,679)	(2,274)
Depreciation, amortisation and impairment costs	(902)	(607)
Other operating income	144	176
Other operating expenses	(5,346)	(3,658)
Profit from operations	6,476	4,655
Net finance costs	(1,094)	(637)
Finance income	103	44
Finance costs	(1,197)	(681)
Share of post-tax results of associates and joint ventures	24,209	2,227
Profit before taxation	29,591	6,245
Taxation on ordinary activities	8,113	(1,406)
Profit for the year	37,704	4,839

Attributable to:
Owners of the parent	37,533	4,648
Non-controlling interests	171	191
	37,704	4,839

Earnings per share
Basic	1,836.3p	250.2p
Diluted	1,830.0p	249.2p

All of the activities during both years are in respect of continuing operations.

[1] Revenue is net of duty, excise and other taxes of £37,780 million and £32,136 million for the years ended 31 December 2017 and 2016, respectively.

The accompanying notes on pages 10 to 12 and 21 to 39 form an integral part of this condensed consolidated financial information.

GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December
	2017 £m	2016 £m

Profit for the year (page 15)	37,704	4,839
Other comprehensive (expense)/income
Items that may be reclassified subsequently to profit or loss:	(3,812)	1,760
Differences on exchange
– subsidiaries	(3,087)	1,270
– associates	(923)	1,425
Cash flow hedges
– net fair value (losses)/gains	(264)	29
– reclassified and reported in profit for the year	109	38
– reclassified and reported in net assets	(16)	(12)
Available-for-sale investments
– net fair value losses in respect of subsidiaries	(27)	-
– net fair value gains/(losses) in respect of associates net of tax	5	(10)
Net investment hedges
– net fair value gains/(losses)	425	(837)
– differences on exchange on borrowings	(68)	(124)
Tax on items that may be reclassified	34	(19)
Items that will not be reclassified subsequently to profit or loss:	681	(173)
Retirement benefit schemes
– net actuarial gains/(losses) in respect of subsidiaries	833	(228)
– surplus recognition and minimum funding obligations in respect of subsidiaries	(6)	(1)
– actuarial gains in respect of associates net of tax	25	20
Tax on items that will not be reclassified	(171)	36

Total other comprehensive (expense)/income for the year, net of tax	(3,131)	1,587
Total comprehensive income for the year, net of tax	34,573	6,426

Attributable to:
Owners of the parent	34,406	6,180
Non-controlling interests	167	246
	34,573	6,426

The accompanying notes on pages 10 to 12 and 21 to 39 form an integral part of this condensed consolidated financial information.

GROUP STATEMENT OF CHANGES IN EQUITY
At 31 December
2017	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2017	507	3,931	413	3,331	8,182	224	8,406
Total comprehensive (expense)/income for the year (page 16)	-	-	(3,808)	38,214	34,406	167	34,573
Profit for the year	-	-	-	37,533	37,533	171	37,704
Other comprehensive income for the year	-	-	(3,808)	681	(3,127)	(4)	(3,131)
Employee share options
– value of employee services	-	-	-	105	105	-	105
– proceeds from shares issued	-	5	-	-	5	-	5
Dividends and other appropriations
– ordinary shares	-	-	-	(4,465)	(4,465)	-	(4,465)
– to non-controlling interests	-	-	-	-	-	(169)	(169)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(205)	(205)	-	(205)
Shares issued – RAI acquisition	107	22,666	-	-	22,773	-	22,773
Other movements	-	-	-	3	3	-	3
Balance at 31 December 2017	614	26,602	(3,395)	36,983	60,804	222	61,026

2016	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2016	507	3,927	(1,294)	1,754	4,894	138	5,032
Total comprehensive income for the year (page 16)	-	-	1,707	4,473	6, 180	246	6,426
Profit for the year	-	-	-	4,648	4,648	191	4,839
Other comprehensive income for the year	-	-	1,707	(175)	1,532	55	1,587
Employee share options
– value of employee services	-	-	-	71	71	-	71
– proceeds from shares issued	-	4	-	-	4	-	4
Dividends and other appropriations
– ordinary shares	-	-	-	(2,910)	(2,910)	-	(2,910)
– to non-controlling interests	-	-	-	-	-	(156)	(156)
Purchase of own shares
– held in employee share ownership Trusts	-	-	-	(64)	(64)	-	(64)
Non-controlling interests – acquisitions	-	-	-	4	4	(4)	-
Other movements	-	-	-	3	3	-	3
Balance at 31 December 2016	507	3,931	413	3,331	8,182	224	8,406
The accompanying notes on pages 10 to 12 and 21 to 39 form an integral part of this condensed consolidated financial information.

GROUP BALANCE SHEET
At 31 December
	2017 £m	2016 £m
Assets
Non-current assets
Intangible assets	117,785	12,117
Property, plant and equipment	4,882	3,661
Investments in associates and joint ventures	1,577	9,507
Retirement benefit assets	1,123	455
Deferred tax assets	317	436
Trade and other receivables	756	599
Available-for-sale investments	42	43
Derivative financial instruments	590	596
Total non-current assets	127,072	27,414

Current assets
Inventories	5,864	5,793
Income tax receivable	460	69
Trade and other receivables	4,053	3,884
Available-for-sale investments	65	15
Derivative financial instruments	228	375
Cash and cash equivalents	3,291	2,204
	13,961	12,340
Assets classified as held-for-sale	5	19
Total current assets	13,966	12,359
Total assets	141,038	39,773

The accompanying notes on pages 10 to 12 and 21 to 39 form an integral part of this condensed consolidated financial information.

GROUP BALANCE SHEET - continued
At 31 December
	2017 £m	2016 £m
Equity
Capital and reserves
Share capital	614	507
Share premium, capital redemption and merger reserves	26,602	3,931
Other reserves	(3,395)	413
Retained earnings	36,983	3,331
Owners of the parent	60,804	8,182
Non-controlling interests	222	224
Total equity	61,026	8,406

Liabilities
Non-current liabilities
Borrowings	44,027	16,488
Retirement benefit liabilities	1,821	826
Deferred tax liabilities	17,129	652
Other provisions for liabilities and charges	354	386
Trade and other payables	1,058	1,040
Derivative financial instruments	79	119
Total non-current liabilities	64,468	19,511

Current liabilities
Borrowings	5,423	3,007
Income tax payable	720	558
Other provisions for liabilities and charges	399	407
Trade and other payables	8,847	7,335
Derivative financial instruments	155	549
Total current liabilities	15,544	11,856
Total equity and liabilities	141,038	39,773

The accompanying notes on pages 10 to 12 and 21 to 39 form an integral part of this condensed consolidated financial information.

GROUP CASH FLOW STATEMENT
For the year ended 31 December
	2017 £m	2016 £m
Cash flows from operating activities
Cash generated from operations (page 30)	6,119	4,893
Dividends received from associates	903	962
Tax paid	(1,675)	(1,245)
Net cash generated from operating activities	5,347	4,610

Cash flows from investing activities
Interest received	83	62
Purchases of property, plant and equipment	(791)	(586)
Proceeds on disposal of property, plant and equipment	95	93
Purchases of intangibles	(187)	(88)
Purchases of investments	(170)	(109)
Proceeds on disposals of investments	160	22
Acquisition of RAI	(17,657)	-
Acquisitions of subsidiaries	(77)	(57)
Proceeds from associate's share buy-back	-	23
Net cash used in investing activities	(18,544)	(640)

Cash flows from financing activities
Interest paid	(1,114)	(641)
Proceeds from increases in and new borrowings	40,937	3,476
Outflow relating to derivative financial instruments	(406)	(26)
Purchases of own shares held in employee share ownership trusts	(205)	(64)
Reductions in and repayments of borrowings	(20,827)	(3,840)
Dividends paid to owners of the parent	(3,465)	(2,910)
Purchases of non-controlling interests	-	(70)
Dividends paid to non-controlling interests	(167)	(147)
Other	6	(7)
Net cash generated from/(used in) financing activities	14,759	(4,229)
Net cash flows generated from/(used in) operating, investing and financing activities	1,562	(259)
Differences on exchange	(391)	180
Increase/(decrease) in net cash and cash equivalents in the year	1,171	(79)
Net cash and cash equivalents at 1 January	1,651	1,730
Net cash and cash equivalents at 31 December	2,822	1,651

Cash and cash equivalents per balance sheet	3,291	2,204
Overdrafts and accrued interest	(469)	(553)
Net cash and cash equivalents	2,822	1,651

The accompanying notes on pages 10 to 12 and 21 to 39 form an integral part of this condensed consolidated financial information.
The net cash outflows relating to the Quebec Class Action (see page 38) and other adjusting items on pages 24 and 25, included in the above, are £685 million (2016: £711 million).

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed consolidated financial information has been extracted from the Annual Report and Form 20-F, including the audited financial statements for the year ended 31 December 2017.  This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006.

The Group has prepared its annual consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

These financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments and on a basis consistent with the IFRS accounting policies as set out in the Annual Report for the year ended 31 December 2016.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

NON-GAAP MEASURES

In the reporting of financial information, the Group uses certain measures that are not required under IFRS, the generally accepted accounting principles (“GAAP”) under which the Group reports. The Group believes that these additional measures, which are used internally, are useful to users of the financial information in helping them understand the underlying business performance.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted profit from operations, adjusted diluted earnings per share, operating cash flow conversion ratio and adjusted cash generated from operations which are before the impact of adjusting items and are reconciled from revenue, profit from operations, diluted earnings per share, cash conversion ratio and net cash generated from operating activities. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share. The Group also provides other non-GAAP measures of adjusted cash generated from operations, operating cash flow conversion ratio and net debt, which the Group uses to monitor its liquidity and financial position.

The Group also includes organic measures of volume, revenue and profit from operations to ensure a full understanding of the underlying performance of the Group, before the impact of acquisitions.

Non-GAAP measures cont…

The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. However, for clarity and where useful to the users of the financial information, the Group also gives a figure for growth in adjusted profit from operations excluding both transactional and translational foreign exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

The Group also supplements its presentation of cash flows in accordance with IFRS by presenting the non-GAAP measures of adjusted cash generated from operations and operating cash flow conversion ratio. The Group’s management believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance and can provide insights into the cash flow available to, among other things, reduce debt and pay dividends. Adjusted cash generated from operations and operating cash flow conversion ratio have limitations as an analytical tool. They are not presentations made in accordance with IFRS and should not be considered as an alternative to net cash generated from operating activities determined in accordance with IFRS. Adjusted cash generated from operations and operating cash flow conversion ratio are not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider these measures in isolation from, or as a substitute analysis for, the Group’s results of operations or cash flows as determined in accordance with IFRS.

The Group also presents net debt, a non-GAAP measure, on page 32. The Group uses net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 2/2015 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants. These are shown on page 34.

ANALYSIS OF VOLUME, REVENUE, PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE

	2017							2016
Reported						Impact of Acqs	Organic[2]	Reported
	Bn					Bn	Bn	Bn
Volume
US	36					(36)	-	-
Asia-Pacific	193					-	193	196
Americas	107					-	107	113
Western Europe	122					(3)	119	120
EEMEA	228					-	228	236
Total Region	686					(39)	647	665

Reported		Adj Items	Adjusted	Exchange	Adjusted at CC1	Impact of Acqs	Adj Organic[2] at CC1	Reported	Adj Items	Adjusted
£m		£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue
US	4,211	-	4,211	(205)	4,006	(4,006)	-	-	-	-
Asia-Pacific	4,509	-	4,509	(189)	4,320	-	4,320	4,266	-	4,266
Americas	3,125	-	3,125	53	3,178	-	3,178	2,868	-	2,868
Western Europe	4,532	(258)	4,274	(267)	4,007	(105)	3,902	3,867	-	3,867
EEMEA	3,915	-	3,915	(142)	3,773	-	3,773	3,750	-	3,750
Total Region	20,292	(258)	20,034	(750)	19,284	(4,111)	15,173	14,751	-	14,751

Profit from operations
US	1,318	763	2,081	(101)	1,980	(1,980)	-	-	-	-
Asia-Pacific	1,638	117	1,755	(81)	1,674	-	1,674	1,432	198	1,630
Americas	1,147	109	1,256	32	1,288	-	1,288	1,017	155	1,172
Western Europe	1,127	435	1,562	(104)	1,458	(2)	1,456	1,044	345	1,389
EEMEA	1,246	93	1,339	(74)	1,265	-	1,265	1,182	107	1,289
Total Region	6,476	1,517	7,993	(328)	7,665	(1,982)	5,683	4,675	805	5,480
Fox River[3]	-	-	-	-	-	-	-	(20)	20	-
Profit from operations	6,476	1,517	7,993	(328)	7,665	(1,982)	5,683	4,655	825	5,480
Operating Margin	31.9%		39.9%		39.7%		37.5%	31.6%		37.2%
Net finance costs	(1,094)	205	(889)	56	(833)			(637)	108	(529)
Associates and joint ventures	24,209	(23,197)	1,012	(61)	951			2,227	(900)	1,327
Profit before tax	29,591	(21,475)	8,116	(333)	7,783			6,245	33	6,278
Taxation	8,113	(10,220)	(2,107)	74	(2,033)			(1,406)	(67)	(1,473)
Non-controlling interest	(171)	(4)	(175)	5	(170)			(191)	1	(190)
Profit attributable to shareholders	37,533	(31,699)	5,834	(254)	5,580			4,648	(33)	4,615
Diluted number of shares (m)	2,051		2,051		2,051			1,865		1,865
Diluted earnings per share (pence)	1,830.0		284.4		272.1			249.2		247.5

Notes:

(1)	CC: profit translated at constant rates of exchange. No adjustment is made for the transactional impact of currency movements on cost of sales, as described on page 22.
(2)

Organic volume, revenue and profit from operations performance excludes the increased contribution from RAI following the acquisition of the remaining shares not previously owned by the Group, the contribution from brands acquired from Bulgartabac and FDS, and the acquisition of Winnington, and Must Have Limited described on pages 27 and 28.

(3)

The Fox River charges have not been allocated to any segment as they neither relate to current operations nor to the tobacco business. They are not included in the segmental performance as reported to the chief operating decision maker.

ADJUSTING ITEMS INCLUDED IN REVENUE

Adjusting items in revenue relate to certain third-party contract manufacturing. The Group will acquire and sell goods inclusive of excise, acquired from a third party under short term arrangements, and then passed on to customers. This increases both revenue and cost of sales, with no impact to profit from operations but distorts operating margin. To better reflect the underlying performance of the Group, this uplift from excise in both revenue and cost of sales has been adjusted for, given the temporary nature of the arrangement.

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance, as described on pages 21 and 22. These items are separately disclosed in the segmental analyses.

(a) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the operating model. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. The operating model is underpinned by a global single instance of SAP with benefits already being realised within the business and future savings expected in the years to come. The initiatives also include a review of the Group’s trade marketing and manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used. The costs of these initiatives together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2017	2016
	£m	£m

Employee benefit costs	193	240
Depreciation, amortisation and impairment costs	85	64
Other operating expenses	330	325
Other operating income	(8)	(26)
Total	600	603

Restructuring and integration costs in 2017 include advisor fees and costs incurred related to the acquisition of the shares in RAI not already owned by the Group, the restructuring initiatives directly related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover certain integration costs related to the acquisition of RAI, factory closure and downsizing activities in Germany and Malaysia, certain exit costs and asset write-offs related to the withdrawal from the Philippines. Since the acquisition of RAI, adjusting items also includes costs related to the Engle progeny cases as well as tobacco-related and other litigation costs.

Restructuring and integration costs in 2016 principally related to the implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover factory closure and downsizing activities in Germany, Malaysia and Brazil, certain exit costs and asset write-offs related to the change in approach to the commercialisation of Voke, uncertainties surrounding regulatory changes, and restructurings in Japan and Australia.

Other operating income in 2017 includes gains from the sale of land and buildings in Brazil. In 2016, other operating income includes gains from the sale of land and buildings in Malaysia.

Adjusting items included in profit from operations cont…

(b) Amortisation and impairment of trademarks and similar intangibles

Acquisitions in 2017 of RAI, Winnington, Must Have Limited and the tobacco assets of Bulgartabac and FDS, combined with prior year acquisitions resulted in the capitalisation of trademarks and similar intangibles that are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £383 million (2016: £149 million) is included in depreciation, amortisation and impairment costs in the profit from operations. The increase in 2017 is driven by the amortisation of brands included as part of the RAI acquisition including Capri, Misty and Kodiak.

(c) Fox River

In 2011, a Group subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River. On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River. Based on this Funding Agreement, £25 million has been paid in 2017, which includes legal costs of £7 million (2016: £17 million, including legal costs of £11 million).

In January 2017, NCR and Appvion entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them, although this consent decree requires approval from the District Court of Wisconsin. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the payment above, with the provision standing at £138 million at 31 December 2017. In 2016, the provision was increased by £20 million due to the devaluation of sterling against the US dollar, which was partly offset by the payments made.

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in the Group subsidiary’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million, related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal hearing is expected to take place in June 2018. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

(d) Other

In 2017, the release of the fair value acquisition accounting adjustments to finished goods inventories of £465 million has been adjusted within “changes in inventories of finished goods and work in progress”.

Also included in 2017 is the impairment of certain assets (£69 million) related to a third-party distributor (Agrokor) in Croatia, that has been adjusted within “other operating expenses”.

In 2016, the Board of Audit and Inspection of Korea (“BAI”) concluded its tax assessment in relation to the 2014 year-end tobacco inventory and imposed additional sales tax (excise and VAT) and penalties. This resulted in the recognition of a £53 million charge by a Group subsidiary. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. Management believes that this appeal will be successful and based upon the Group’s expectation that the penalties will be reversed in future, BAT recognised the tax and penalties charge as adjusting in 2016.

ADJUSTING ITEMS INCLUDED IN NET FINANCE COSTS

Adjusting items are significant items in net financing costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance and are discussed on page 10.

ADJUSTING ITEMS INCLUDED IN SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES

The following is a summary of the adjusting items incurred in respect of the Group’s associates and joint ventures, shown reflecting the Group’s share of post-tax results:

	2017	2016
	£m	£m

Gain on deemed disposal of RAI as an associate	23,288	-
Disposal by RAI of Natural American Spirit	-	941
Contract manufacturing termination fee recognised by RAI	-	18
Costs incurred by RAI related to its acquisition by BAT	(33)	-
Other adjusting items incurred by RAI pre-acquisition	(60)	(70)
Tisak/Agrokor adjustment	(27)	-
Dilution of interest in ITC	29	11
Total	23,197	900

In 2017, the Group is deemed to have disposed of its shares in RAI as an associate and acquired RAI as a wholly owned subsidiary, with a gain on the disposal of £23,288 million.

In 2017, in the period prior to the acquisition, RAI incurred costs in relation to the acquisition of the remaining shares not already owned by BAT, the Group’s share of which was £33 million, net of tax and deferred tax charges in respect of temporary differences on trademarks, the Group’s share of which was £18 million. RAI also incurred restructuring charges the Group’s share of which was £14 million, net of tax (2016: £7 million net of tax), and costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges, the Group’s share of which was £32 million, net of tax (2016: £17 million, net of tax). Additionally, in the period prior to acquisition, there was income related to the Non-Participating Manufacturer (NPM) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel, the Group’s share of which is £4 million net of tax (2016: £2 million, net of tax).

Also in 2017, the Group impaired the carrying value of its investment in Tisak d.d (Tisak) by £27 million, due to a deterioration in the financial performance linked to the financial difficulties associated with a third-party distributor (Agrokor) in Croatia.

In 2017, the Group’s interest in ITC Ltd. (ITC) decreased from 29.89% to 29.71% (2016: 30.06% to 29.89%) as a result of ITC issuing ordinary shares under ITC’s employee share option scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £29 million (2016: gain of £11 million), which is treated as a deemed partial disposal and included in the income statement.

The remaining costs in 2016 relate to financing and transaction costs related to RAI’s acquisition of Lorillard, the Group’s share of which was £47 million and £1 million respectively, partly offset by the recognition of income related to the early termination of the manufacturing agreement between a Group subsidiary and R.J.Reynolds Tobacco Company, the Group’s share of which was £18 million. In 2016, RAI recognised a gain in relation to the sale of the international rights to Natural American Spirit to the Japan Tobacco Group of companies (JT) of US$4,861 million. The Group’s share of this net gain amounted to £941 million (net of tax).

ADJUSTING ITEMS INCLUDED IN TAXATION

On 22 December 2017, the United States Federal tax rate was changed to 21% from 1 January 2018. This revised rate has been used to revalue net deferred tax liabilities in the United States, leading to a credit to the income statement of £9,620 million, partially offset by a one-time deemed repatriation tax charge related to unremitted foreign earnings of £34 million. The net deferred tax liabilities largely relate to the net assets accounted for as part of the RAI acquisition.

The other adjusting items included in taxation have been discussed on page 11.

ACQUISITION OF RAI

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group for a consideration of £41.8 billion. RAI shareholders received, for each share of RAI common stock, US$29.44 in cash, without interest, and 0.5260 BAT ordinary shares which are represented by BAT American Depositary Shares (ADSs) listed on the New York Stock Exchange.

RAI ceased to be reported as an associate and has been consolidated as a wholly owned subsidiary from the acquisition date. The Group was deemed to have disposed of the investment in the RAI as an associate and has accordingly recognised a gain of £23,288 million, as discussed on page 11.

IFRS 3 requires certain disclosures for material transactions. The fair value table below, stated at the exchange rates prevailing at the date of the transaction, has been based on available management information to ascertain the fair value of the assets acquired. The values shown in the table below are considered final and are presented in accordance with IFRS 3.

Final values:

Fair value
£m
Intangible assets	75,482
Property, plant and equipment	1,039
Deferred tax assets	293
Trade and other receivables	145
Inventories	1,751
Income tax asset	200
Cash and cash equivalents	1,285
Borrowings	(11,197)
Retirement benefit liabilities	(1,339)
Deferred tax liabilities	(27,358)
Other provisions for liabilities and charges	(42)
Trade and other payables	(2,516)
Income tax liability	(108)
Net identifiable assets acquired	37,635
Goodwill	34,280
Total	71,915
Being:
Consideration paid to Reynolds shareholders (57.8%)	41,770
Value attributable to BAT shareholding (42.2%)	30,145
Total	71,915

If the acquisition had occurred on 1 January 2017, before accounting for anticipated synergy and restructuring benefits, it is currently estimated that Group revenue would have been £25,749 million and Group profit from operations would have been £8,576 million for the year ended 31 December 2017. This is after charging £243 million for the amortisation of acquired intangibles, the release of the fair value acquisition accounting adjustments to finished goods inventory of £465 million and £125 million in respect of integration and acquisition costs.

OTHER CHANGES IN THE GROUP

During 2017, the Group acquired certain tobacco assets from Bulgartabac Holding AD in Bulgaria and FDS in Bosnia. The Group also acquired Winnington Holdings AB in Sweden and certain assets from Must Have Limited in the UK, including the electronic cigarette brand ViP. The financial impact of these transactions to the Group were immaterial individually and in aggregate.

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Propriety Limited, a South African e-cigarette/nicotine vapour company.  Completion of the proposed acquisition is conditional upon South African anti-trust approval and other conditions and subject to this, will complete by mid-2018.

2017 REVENUE, PROFIT FROM OPERATIONS and DILUTED EPS RESTATED for Regional structure, IFRS 15 and inclusive of RAI - to provide 2018 comparator base

The previously announced regional restructure is effective from 1 January 2018. IFRS 15 is also effective 1 January 2018. The Group has decided to restate prior years as permitted by IFRS 15 to maintain comparability between financial years. The Group is also providing the Group’s adjusted performance for 2017, including a full year’s performance from RAI as a wholly owned subsidiary, to provide the users of the preliminary announcement with a representative, 12-month equivalent, base for comparison of 2018 performance.

IFRS					Adjusted
As reported in 2017		Allocations	IFRS 15 impact	Restated incl IFRS 15	Adjusted	Allocations	IFRS15 impact	Post IFRS 15 adjusted	Adjust for 12-month acq uplift	Repres adj[1]
£m		£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue
US	4,211	13	(64)	4,160	4,211	13	(64)	4,160	5,531	9,691
APME	5,213	(4)	(236)	4,973	5,213	(4)	(236)	4,973	(4)	4,969
AMSSA	4,391	(3)	(65)	4,323	4,391	(3)	(65)	4,323	(3)	4,320
ENA	6,477	(6)	(363)	6,108	6,219	(6)	(363)	5,850	53	5,903
Total Region	20,292	-	(728)	19,564	20,034	-	(728)	19,306	5,577	24,883

Profit from operations
US	1,318	(89)	(64)	1,165	2,081	(89)	(64)	1,928	2,502	4,430
APME	1,848	54	-	1,902	1,995	54	-	2,049	25	2,074
AMSSA	1,704	(56)	-	1,648	1,838	(56)	-	1,782	22	1,804
ENA	1,606	91	-	1,697	2,079	91	-	2,170	29	2,199
Profit from operations	6,476	-	(64)	6,412	7,993	-	(64)	7,929	2,578	10,507
Operating Margin	31.9%			32.8%	39.9%			41.1%
Net finance costs	(1,094)	-	-	(1,094)	(889)	-	-	(889)
Associates and joint ventures	24,209	-	-	24,209	1,012	-	-	1,012
Profit before tax	29,591		(64)	29,527	8,116		(64)	8,052
Taxation	8,113	-	16	8,129	(2,107)	-	16	(2,091)
Non-controlling interest	(171)	-	-	(171)	(175)	-	-	(175)
Profit attributable to shareholders	37,533	-	(48)	37,485	5,834	-	(48)	5,786
Diluted number of shares (m)	2,051			2,051	2,051			2,051
Diluted earnings per share (pence)	1,830.0			1,827.6	284.4			282.1

* Allocations relate to centre costs and income allocated across the Group’s regions. In providing the Group’s adjusted performance for 2017, including a full year’s performance from RAI as a wholly owned subsidiary, the centre allocations made on an IFRS basis have been reallocated to reflect RAI on a full 12-month allocation and corresponding reallocation upside in the other regions versus the IFRS basis.

1 Repres adj (Representative adjusted) reflects the representative 12-month performance of the Group, under the new regional structure and after adjusting for the effect of IFRS 15, assuming RAI and other acquisitions had been owned for the full year.

CHANGE TO PERFORMANCE MEASURES

The Group continuously assesses the performance metrics to ensure they remain relevant to reflect the Group’s short and long-term delivery in line with the strategic vision. To that end, from 2018, the Group will introduce a new measure called Revenue Growth of our Strategic Portfolio, as part of the short-term incentive scheme.  This measure will have a 30% weighting, with the Strategic Portfolio reflecting the focus of the Group’s investment activity, and defined as:

•	the GDBs (Kent, Dunhill, Lucky Strike, Pall Mall and Rothmans);
•	the 3 main brands from the US combustibles business (Camel, Newport and Natural American Spirit); and
•	our Potentially Reduced Risk Products portfolio, including our NGP business of THP and Vapour, and the snus and moist snuff brands.

The new metric will replace the GDB & Key Strategic Brands (GDSB) volume growth metric. The volume share metric of key markets is retained with a weighting reduced from 20% to 10%.

In 2017, whilst not part of the Group’s KPIs, to provide the comparator against which 2018 will be measured, Revenue of our Strategic Portfolio was £11,614 million (including the estimated impact of IFRS 15 which is effective 1 January 2018 with retrospective application), or £16,711 million including a full year’s revenue from the US business.

	2017 Restated reported for IFRS 15 impact			2017 Representative, adjusted including 12 months from acquisitions
	Strategic Portfolio	Other Brands	Total	Strategic Portfolio	Other Brands	Total
	£m	£m	£m	£m	£m	£m
Combustible Tobacco	10,842	7,330	18,172	15,395	7,507	22,902
Potentially Reduced Risk:
Vapour	168	-	168	258	-	258
THP	202	-	202	203	-	203
Total NGP	370	-	370	461	-	461
Oral tobacco	402	-	402	855		855
Total Potentially Reduced Risk	772	-	772	1,316	-	1,316
Other businesses*	-	620	620	-	665	665
Total	11,614	7,950	19,564	16,711	8,172	24,883

* Other businesses largely comprise revenue related to distribution activities and includes sales of leaf and other semi-finished products to third parties

CASH FLOW

Net cash generated from operating activities

The net cash generated from operating activities in the cash flow statement on page 20 includes the following items:

	2017	2016
	£m	£m

Profit from operations	6,476	4,655
Depreciation, amortisation and impairment costs	902	607
Decrease/(increase) in inventories	1,409	(638)
(Increase)/decrease in trade and other receivables	(732)	87
Increase in amounts receivable in respect of the Quebec Class Action	(130)	(242)
Decrease in provision for master settlement agreement	(934)	-
(Decrease)/increase in trade and other payables	(749)	428
Decrease in net retirement benefit liabilities	(131)	(145)
(Decrease)/increase in provisions for liabilities and charges	(78)	141
Other non-cash items	86	-
Cash generated from operating activities	6,119	4,893
Dividends received from associates	903	962
Tax paid	(1,675)	(1,245)
Net cash generated from operating activities (page 20)	5,347	4,610

Net cash generated from operating activities increased by £737 million (or 16.0%) largely due to the cash generated by RAI following the acquisition, the profit from operations earned in the period from the rest of the Group (as discussed on pages 6 to 7) and a reduction in inventories. This more than offset an increase in receivables (partly due to a short-term loan provided to a trading partner due to inventory movements in the year), reduction in trade and other payables, the early payment of the 2017 liability related to the MSA in the United States and the final quarterly payments in relation to the Quebec Class Action. In 2016, the net cash generated from operating activities was driven by the profit from operations earned in the year, partly offset by the net movement between an increase in inventories and an increase in trade and other payables, together with payments on the Quebec Class Action.

Expenditure on research and development was approximately £191 million in 2017 (2016: £144 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Net cash used in investing activities

In 2017, net cash used in investing activities increased by £17,904 million to £18,544 million principally due to the acquisition of the shares in RAI not already owned by the Group. In 2016, cash outflows from investing activities related to the acquisition of Ten Motives.

Included within investing activities is gross capital expenditure which includes purchases of property, plant and equipment and purchases of intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2017, the Group invested £862 million, an increase of 32.2% on the prior year (2016: £652 million). The Group expects gross capital expenditure in 2018 of £1,075 million.

Net cash generated/(used) in financing activities

In 2017, net cash generated in financing activities was £14,759 million, against an outflow of £4,229 million in 2016. The 2017 position was due to the debt movements below, largely due to the financing undertaken in respect of the acquisition of RAI, partly offset by the payment of the dividend. Dividends paid in 2017 increased to £3,465 million compared to £2,910 million in 2016. The increase was due to the increased dividend per share and the higher number of shares in issue following the acquisition of RAI.

In March 2016, a US$300 million bond was repaid. In July 2016, the Group issued a £500 million bond maturing in 2021, and issued two bonds in September 2016 (a US$650 million bond maturing in 2019 and a £650 million bond maturing in 2052). The Group repaid on maturity a CHF 350 million bond in August 2016 and a £325 million bond in September 2016.

Cash flow cont…

On 19 July 2016, the Group exercised the make-whole provision for its US$700 million bond originally issued in 2008 pursuant to Rule 144A. The bond was redeemed on 18 August 2016, prior to its original maturity date of 15 November 2018.

In March and April 2017, the Group arranged short term bilateral facilities with some of its core banks for a total of approximately £1,600 million equivalent. In June 2017, a €1,250 million bond and a US$600 million bond were repaid at maturity. In August 2017, the Group paid on maturity a US$500 million bond.

In July 2017, following the shareholder approvals of the acquisition of RAI, the Group utilised its US$25 billion acquisition facility provided by a syndicate of relationship banks, comprising US$15 billion and US$5 billion bridge facilities with one and two-year maturities respectively. In addition, the acquisition facility included two US$2.5 billion term loans with maturity in 2020 and 2022. In August 2017, the bridge facilities were refinanced in the US and European capital markets.

Eight US$ denominated bonds were issued pursuant to Rule 144A with registration rights totalling US$17.25 billion. The issue comprised of two bonds totalling US$3.25 billion maturing in August 2020, two bonds totalling US$3 billion maturing in August 2022, one US$2.5 billion bond maturing in August 2024, one US$3.5 billion bond maturing in August 2027, one US$2.5 billion bond maturing in August 2037 and one US$2.5 billion bond maturing in August 2047.

During 2017, four series of bonds were issued pursuant to the EMTN programme and comprised of a £450 million bond maturing in August 2025 and three euro denominated bonds totalling €3.1 billion comprising of a €1.1 billion bond maturing in August 2021, a €750 million bond maturing in November 2023 and a €1.25 billion bond maturing in January 2030.

Adjusted cash generated from operations

Before the cash related to adjusting items and a trading loan to a third party, and after interest, net capital expenditure, dividends paid to non-controlling-interests and dividends from associates, adjusted cash generated from operations was £3,282 million, an increase of 5.4%, and a marginal increase against 2016 on a constant rate basis. This was after the payment of the 2017 MSA liability. Excluding the timing of this payment, adjusted cash generated from operations would have increased by approximately 45%.

This is reconciled to net cash generated from operating activities as follows:

	2017	2016
	£m	£m

Net cash generated from operating activities (page 20)	5,347	4,610
Cash impact of adjusting items	685	711
Dividends paid to non-controlling interests	(167)	(147)
Net Interest paid	(1,004)	(537)
Net capital expenditure	(767)	(559)
Dividends from associates	(903)	(962)
Short-term trading loan to third party	101	-
Other	(10)	(1)
Adjusted cash generated from operations	3,282	3,115
Exchange	(157)
Adjusted cash generated from operations at constant rates of exchange	3,125

Cash flow conversion

The conversion of profit from operations to cash may indicate the Group’s ability to generate cash from the profits earned. Based upon net cash generated from operating activities, the Group’s conversion rate decreased from 99% to 83% in 2017. This was largely due to the timing of the payment in relation to the 2017 liability for the MSA in December 2017, the costs associated with the acquisition of RAI and other adjusting items. Excluding the impact of adjusting items and investments in such items as capital expenditure which will deliver profitable returns in future periods, operating cash flow conversion (based upon adjusted profit from operations) fell from 93% to 79%. Excluding the timing of the payment of the 2017 MSA liability, operating cash flow conversion would have been 96%, ahead of 2016 (93%) and reflective of the Group’s ability to deliver cash from the operating performance of the business.

BORROWINGS AND NET DEBT

The increase in borrowings was driven by the acquisition of RAI as discussed above.

The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current available-for-sale investments.  A reconciliation of borrowings to net debt is provided below.

	2017	2016
	£m	£m

Total borrowings*	49,450	19,495
Derivatives in respect of net debt:
-Assets	(640)	(809)
-Liabilities	117	300
Cash and cash equivalents	(3,291)	(2,204)
Current available for sale investments	(65)	(15)
Net debt	45,571	16,767

*Borrowings as at 31 December 2017 include £947 million in respect of the purchase price adjustments relating to the acquisition of Reynolds.

The Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis. The maturity profile of net debt is as follows:

	2017	2016
	£m	£m
Net debt due within one year:
Borrowings	5,423	3,007
Related derivatives	(19)	(498)
Cash and cash equivalents	(3,291)	(2,204)
Current available-for-sale investments	(65)	(15)
	2,048	290
Net debt due beyond one year:
Borrowings	44,027	16,488
Related derivatives	(504)	(11)
	43,523	16,477
Total net debt	45,571	16,767

LIQUIDITY

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and financial risks arising from underlying operations. All of these activities are carried out under defined policies, procedures and limits.

The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a rolling 12-month period. As at 31 December 2017, the average centrally managed debt maturity was 9.2 years (2016: 8.2 years) and the peak maturity of centrally managed debt in a rolling 12-month period was 13.2% (2016: 18.1%).

The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of 4.5 times. The Group targets a gross interest cover, as calculated under its key central banking facilities, of greater than 5 times. For 2017, it is 7.8 times (2016: 12.2 times).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook) respectively. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets. All contractual borrowing covenants have been met and none are expected to inhibit the Group’s operations or funding plans.

Liquidity cont…

The Group replaced the existing £3 billion revolving credit facility maturing in 2021 with a new two-tranche £6 billion revolving credit facility. This consists of a 364-day revolving credit facility of £3 billion (with a one-year extension and a one-year term out option), and a £3 billion revolving credit facility maturing in 2021. The Group also increased the EMTN programme from £15 billion to £25 billion and increased its US and European commercial paper programmes from US$3 billion to US$4 billion and from £1 billion to £3 billion respectively to accommodate the liquidity needs of the enlarged Group. At 31 December 2017, £600 million was drawn within the RCF (2016: undrawn) with £1.2 billion of commercial paper outstanding (2016: £254 million), due to short term funding of the payment of the 2017 MSA liability.

Management believes that the Group has sufficient working capital for present requirements, taking into account the amounts of undrawn borrowing facilities and levels of cash and cash equivalents, and the ongoing ability to generate cash.

On 25 July 2017, British American Tobacco p.l.c. acceded as guarantor under the indentures of its indirect wholly owned subsidiaries RAI and R.J. Reynolds Tobacco Company. The securities issued under these indentures include approximately US$12.2 billion aggregate principal amount of unsecured RAI debt securities and approximately US$231 million aggregate principal amount of unsecured RJR Tobacco Company securities.

EARNINGS PER SHARE

Basic earnings per share were 634% higher at 1,836.3p (2016: 250.2p), benefiting from the growth in the Group’s operating performance, the deferred tax credit arising in the United States following the tax reform, the gain arising on deemed disposal of RAI as an associate, a reduction in non-controlling interest and the foreign exchange tailwind on translation of the Group results which more than offset the increased net finance costs and reduced contribution from associates and joint ventures. After accounting for the potential dilutive effect of employee share schemes, diluted earnings per share increased by 634%, to 1,830.0p.

Excluding the adjusting items described earlier and at constant rates of exchange, adjusted diluted earnings per share were 9.9% ahead of the prior year at 272.1p (2016: 247.5p), which was driven by the improved financial performance, including the effect of recognising RAI as a wholly owned subsidiary, partly offset by the higher interest charges.

	2017	2016
	pence	pence
Earnings per share
- basic	1,836.3	250.2
- diluted	1,830.0	249.2
Adjusted earnings per share
- basic	285.4	248.4
- diluted	284.4	247.5
- diluted (at constant)	272.1	247.5
Headline earnings per share
- basic	702.2	205.6
- diluted	699.7	204.8

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Earnings per share cont…

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements.  It is calculated in accordance with Circular 2/2015 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants.

Adjusted diluted earnings per share and adjusted diluted earnings per share at constant rates of exchange are calculated by taking the following adjustments into account (see pages 24 to 26):

	2017	2016
	pence	pence

Diluted earnings per share	1,830.0	249.2
Effect of restructuring and integration costs	22.8	27.5
Effect of amortisation of trademarks and similar intangibles	14.3	6.3
Effect of South Korea sales tax challenge	-	2.6
Effect of Fox River	-	1.1
Effect of other adjusting items	17.0	-
Effect of associates’ adjusting items	(1,131.0)	(48.3)
Effect of adjusting items in net finance costs	7.5	5.8
Effect of adjusting items in respect of deferred taxation	(476.2)	3.3
Adjusted diluted earnings per share	284.4	247.5
Effect of exchange rate movements	(12.3)
Adjusted diluted earnings per share (at constant rates)	272.1

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	2017	2016
	pence	pence

Diluted earnings per share	1,830.0	249.2
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets	6.9	4.9
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(1.7)	(1.6)
Effect of associates’ gain on disposal of asset held-for-sale	-	(47.1)
Effect of issue of shares and change in shareholding in associate	(1.4)	(0.6)
Gain on deemed disposal of an associate (RAI)	(1,135.4)	-
Other	1.3	-
Diluted headline earnings per share	699.7	204.8

In the earnings per share disclosed above, the calculation is based upon the following level of earnings and number of shares:

	2017		2016
	Earnings	Shares	Earnings	Shares
	£m	m	£m	m
For earnings per share
- basic	37,533	2,044	4,648	1,858
- diluted	37,533	2,051	4,648	1,865
For adjusted earnings per share
- basic	5,834	2,044	4,615	1,858
- diluted	5,834	2,051	4,615	1,865
- diluted, at constant rates	5,580	2,051
For headline earnings per share
- basic	14,352	2,044	3,819	1,858
- diluted	14,352	2,051	3,819	1,865

DIVIDENDS

On 26 April 2017, the Group announced its move to quarterly dividends with effect from 1 January 2018. Further to that announcement, the Board has declared an interim dividend of 195.2p per ordinary share of 25p, payable in four equal quarterly instalments of 48.8p per ordinary share in May 2018, August 2018, November 2018 and February 2019. This represents an increase of 15.2% on 2016 (2016: 169.4p per share), and a payout ratio, on 2017 adjusted diluted earnings per share, of 69%.

As part of the transition to quarterly dividend payments, the Group committed that shareholders would receive the equivalent amount of total cash payment in 2018 as they would have under the previous payment policy.

Based upon 65% of 2017 earnings, under the previous calculation methodology, shareholders would have expected to receive a final dividend of 128.4p in May 2018 and an interim dividend of 61.6p in September 2018, being equivalent to one third of the dividend in respect of 2017, with a total dividend expected to be received in 2018 of 190.0p.

A second interim dividend of 43.6p (equivalent to 25% of the cash dividend paid in 2017) was announced on 5 December 2017 and was paid on 8 February 2018. This second interim dividend and the three quarterly dividend amounts payable in the calendar year 2018 (May, August and November), ensure that shareholders receive the equivalent cash amount during the year as they would have under the previous payment policy.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to holders of American Depositary Shares (ADSs), each on the applicable record dates set out under the heading ‘Key Dates’ below.

General dividend information

Under IFRS, the dividend is recognised in the year that it is declared or, if required, approved by shareholders. Therefore, the 2017 accounts reflect the 2016 final dividend (approved in April 2017); the 2017 interim dividend (declared in July 2017) and the 2017 second interim dividend (declared in December 2017), which, in total amount to 218.2p (£4,465 million (2016: 155.9p - £2,910 million)).

	2017	2016
Dividends declared:	Pence per share	Pence per share
Interim	56.5	51.3
Final 2015	-	104.6
Final 2016	118.1	-
2017 second interim dividend	43.6	-
	218.2	155.9

Holders of ADSs

For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the BAT American Depositary Receipt (“ADR”) programme in respect of each quarterly dividend payment.

South Africa Branch Register

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Dividends cont…

Key dates

In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the quarterly dividends payments are applicable.  All dates are 2018, unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	22 February 2018
Publication of finalisation information (JSE)	12 March	19 June	25 September	13 December
No removal requests permitted between the UK main register and the South Africa branch register	12 March to 23 March (inclusive)	19 June to 29 June (inclusive)	25 September to 5 October (inclusive)	13 December to 28 December (inclusive)
Last Day to Trade (LDT) cum dividend (JSE)	19 March	26 June	2 October	21 December
Shares commence trading ex-dividend (JSE)	20 March	27 June	3 October	24 December
No transfers permitted between the UK main register and the South Africa branch register	20 March to 23 March (inclusive)	27 June to 29 June (inclusive)	3 October to 5 October (inclusive)	24 December to 28 December (inclusive)
No shares may be dematerialised or rematerialised on the South Africa branch register	20 March to 23 March (inclusive)	27 June to 29 June (inclusive)	3 October to 5 October (inclusive)	24 December to 28 December (inclusive)
Shares commence trading ex-dividend (LSE and NYSE)	22 March	28 June	4 October	27 December
Record date (JSE, LSE and NYSE)	23 March	29 June	5 October	28 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	17 April	18 July	25 October	17 January 2019
Payment date (LSE and JSE)	9 May	8 August	15 November	7 February 2019
ADS payment date (NYSE)	14 May	13 August	20 November	12 February 2019

RETIREMENT BENEFIT SCHEMES

The Group’s subsidiaries operate around 190 retirement benefit arrangements worldwide. The majority of the scheme members belong to defined benefit schemes, most of which are funded externally and many of which are closed to new entrants. The Group also operates a number of defined contribution schemes.

The present total value of funded scheme liabilities as at 31 December 2017 was £11,868 million (2016: £7,155 million), while unfunded scheme liabilities amounted to £1,157 million (2016: £476 million). The fair value of scheme assets increased from £7,278 million in 2016 to £12,350 million in 2017.

The overall net liability for all pension and health care schemes in Group subsidiaries amounted to £698 million at the end of 2017, compared to £371 million at the end of 2016.

The actuarial gain of £833 million (2016: £228 million loss) recognised in the Group Statement of Comprehensive Income is principally driven by changes to the demographic assumptions, partially offset by a change in the discount rates used in the valuation of retirement benefit scheme liabilities at each year end, resulting in gains of £342 million (2016: £843 million loss) and increases in the fair value of scheme assets of £491 million (2016: £615 million increase).

Contributions to the defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, taking into account regulatory environments.

RELATED PARTY DISCLOSURES

The Group’s related party transactions and relationships for 2016 were disclosed on page 140 of the Annual Report for the year ended 31 December 2016. In the year to 31 December 2017, there were no material changes in related parties or in related party transactions except for the matters noted below.

The acquisition of the remaining shares of RAI not previously owned by the Group is deemed to be a related party transaction, with the effect disclosed throughout this preliminary announcement.

FOREIGN CURRENCIES

The principal exchange rates used to convert the results of the Group’s foreign operations to sterling, for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below.

Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average		Closing
	2017	2016	2017	2016

Australian dollar	1.681	1.824	1.730	1.707
Brazilian real	4.116	4.740	4.487	4.022
Canadian dollar	1.672	1.795	1.695	1.657
Euro	1.142	1.224	1.127	1.172
Indian rupee	83.895	91.022	86.343	83.864
Japanese yen	144.521	147.466	152.387	144.120
Russian rouble	75.170	91.026	77.880	75.429
South African rand	17.150	19.962	16.747	16.898
US dollar	1.289	1.355	1.353	1.236

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition in the next three years.

Taxes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes.

The estimated costs of known tax obligations have been provided in the Group’s accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that may proceed to litigation in a number of countries including Brazil, Netherlands and South Africa. A dispute in Bangladesh, which proceeded to litigation in 2014, is on-going, whilst the Group is appealing the ruling in respect of sales taxes and penalties in South Korea.

Group litigation

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts and a vigorous defence is being made everywhere. An adverse judgment was entered against one Group company, ITCAN, in the Quebec class actions and an appeal has been made. If further adverse judgments are entered against any of the Group’s companies in any case, all avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular fiscal period could be materially affected by this, by the impact of a significant increase in litigation, or and by the final outcome of any particular litigation.

Summary

Having regard to all these matters, with the exception of Fox River, certain Engle progeny cases, and the US Department of Justice litigation, the Group does not consider it appropriate to make any provision or charge in respect of any pending litigation because the likelihood of any resulting material loss on an individual case basis, is not considered probable and/or the amount of any such loss cannot be reasonably estimated. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition.

Full details of the litigation against Group companies and tax disputes as at 31 December 2017 will be included in the Annual Report and Form 20-F for the year ended 31 December 2017. There were no material developments in 2017 that would impact on the financial position of the Group.

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. Full details are provided in the 2016 Annual Report and Accounts, note 6(b), page 105 and in the Form F-4 filed with the SEC.

The original claim was filed in 2003.  The trial of the claim was split broadly into issues of liability and quantification.  The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. The outcome of the Court of Appeal has not reduced the estimated receivable.  HMRC have sought permission to appeal to the Supreme Court on all issues.  The Supreme Court has deferred a decision on whether or not to grant permission pending other litigation.  A decision on whether permission will be granted is anticipated in mid-2018.  If permission is granted the hearing of the appeal will likely be in 2019.

During 2015, HMRC paid to the Group a gross amount of £1,224 million in two separate payments.  The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal.  The second payment in November 2015 followed the introduction of a new 45% tax on the interest component of restitution claims against HMRC.  HMRC held back £261 million from the second payment contending that it represents the new 45% tax on that payment, leading to total cash received by the Group of £963 million.  Actions challenging the legality of the withholding of the 45% tax have been lodged by the Group.  The First Tier Tribunal found in favour of HMRC in July 2017 and the Group’s appeal to the Upper Tribunal is scheduled to be heard in 2018.

Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt which, net of the deduction by HMRC, is held as deferred income.  Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £25 million for the year ended 31 December 2017 (2016: £25 million) accruing on the balance, which was also treated as an adjusting item.

ANNUAL REPORT and FORM 20-F

Statutory accounts

The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 December 2017 or 2016. Statutory accounts for 2016 have been delivered to the Registrar of Companies and those for 2017 will be delivered following the Company’s Annual General Meeting.  The auditors’ reports on both the 2017 and 2016 accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Publication

The Annual Report and Form 20-F will be published on bat.com on or around 16 March 2018. A printed copy will later be mailed to shareholders on the UK main register who have elected to receive it. At the same time, shareholders will be notified of the availability of the Annual Report and Form 20-F on the website and of the Performance Summary together with other ancillary documents in accordance with their elections. Specific local mailing and/or notification requirements will apply to shareholders on the South Africa branch register.

DISTRIBUTION OF PRELIMINARY STATEMENT

This announcement is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange.  It may be viewed and downloaded from our website www.bat.com.

This announcement, together with the Group financial statements (including the notes on the financial statements) and the report of the independent registered public accounting firm (for US purposes) for the year ended 31 December 2017, will be furnished on a Form 6-K with the United States Securities and Exchange Commission (SEC) by 5:00pm UK time (12:00pm EST) on 22 February 2018 and will be available on the SEC's website at www.sec.gov.  That Form 6-K will be submitted to the U.K. National Storage Mechanism thereafter and will be available for inspection at www.morningstar.co.uk/uk/NSM.

Copies of the announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; and (4) Citibank Shareholder Services.  Contact details are set out below.

Paul McCrory

Secretary

21 February 2018

APPENDIX 1

OTHER TOBACCO PRODUCTS

The Group reports volumes as additional information. This is done with cigarette sticks as the basis, with usage levels applied to other tobacco products to calculate the equivalent number of cigarette units.

The usage rates that are applied:

Equivalent to one cigarette

Roll-your-own (RYO)	0.8 grams
Make-your-own (MYO)
- Expanded tobacco	0.5 grams
- Optimised tobacco	0.7 grams
Cigars	1 cigar
Oral
- Pouches	1 pouch
- Loose	2.8 grams

Roll-your-own (RYO)

Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)

MYO expanded tobacco; also known as volume tobacco.

Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco.

Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

GROUP VOLUME
The Group volume includes 100% of all volume sold by subsidiaries. As previously reported in the case of the joint operation, (known as CTBAT International Limited) between China National Tobacco Corporation (CNTC) and the Group, the volume of CTBAT not already recognised by Group subsidiaries is included in Group volumes at 100% rather than as a proportion of volume sold, in line with the Group’s measurement of market share, which is based on absolute volume sold, both in individual markets and globally.

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR 2018

Wednesday 25 April	Annual General Meeting at 11.30am
Milton Court Concert Hall, Silk Street, London EC2Y 8DT

Thursday 26 July	Half-Year Report

CORPORATE INFORMATION

Premium listing

London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)

Computershare Investor Services PLC

The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK

tel: 0800 408 0094; +44 370 889 3159

Share dealing tel: 0370 703 0084 (UK only)

Your account: www.computershare.com/uk/investor/bri

Share dealing: www.computershare.com/dealing/uk

Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing

JSE (Share Code: BTI)

Shares are traded in electronic form only and transactions settled electronically through Strate.

Computershare Investor Services Proprietary Limited

PO Box 61051, Marshalltown 2107, South Africa

tel: 0861 100 634; +27 11 870 8216

email enquiries: web.queries@computershare.co.za

American Depositary Receipts (ADRs)

NYSE (Symbol: BTI; CUSIP Number: 110448107)

BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c.  Citibank, N.A. is the depositary bank for the sponsored ADR programme.

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

tel: 1-888-985-2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com

website: www.citi.com/dr

Publications

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK

tel: +44 20 7511 7797; facsimile: +44 20 7540 4326

e-mail enquiries: bat@team365.co.uk or

The Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.

Registered office

Globe House

4 Temple Place

London

WC2R 2PG

tel: +44 20 7845 1000

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.

Representative office in South Africa

Waterway House South

No 3 Dock Road, V&A Waterfront

Cape Town 8000

South Africa

(PO Box 631, Cape Town 8000, South Africa)

tel: +27 21 003 6576

Forward looking statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; the inability to obtain price increases and the impact of price increases on consumer affordability thresholds; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the ability to develop and commercialise new alternative products and to do so profitably; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in BAT’s and Reynolds American Inc.’s (“RAI”) filings with the U.S. Securities and Exchange Commission (“SEC”), including RAI’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s registration statement on Form F-4, which was declared effective by the SEC on June 14, 2017, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.bat.com.